June 30, 2006

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Amy Bruckner, Staff Accountant
Mary Mast, Senior Accountant

	Re:	Charles River Laboratories International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended April 1, 2006
File No. 001-15943

Ladies and Gentlemen:

     This letter is submitted on behalf of Charles River Laboratories International, Inc. (the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), and with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (the “Form 10-Q”), as set forth in a letter dated June 16, 2006 to Thomas F. Ackerman (the “Comment Letter”).

     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com

Please refer to Commission Release No. 33-8350, “Interpretation-Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Provide us with additional information, in a disclosure-type format, that addresses your analysis of the uncertainties involved in applying the related accounting principles to your estimation of service revenue, which you have identified as “critical,” and that explains why this accounting estimate or the underlying assumptions bear the risk of change. Explain how your estimate of service revenue, in particular as it relates to the study protocols tied to your fixed-fee contracts, has affected your results of operations for the periods presented and provide to us disclosure that quantifies how accurate this estimate and the underlying assumptions have been in the past.

Response to Comment No. 1

In response to the Staff’s comments, the Company has prepared the following proposed alternative paragraph regarding its Revenue Recognition critical accounting policies to be reflected in our future filings. The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

Revenue Recognition. We recognize revenue on product and services sales. We record product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectibility is reasonably assured. Recognition of service revenue is primarily based on the completion of agreed-upon service procedures including rate specified contracts and fixed fee contracts. Revenue of agreed-upon rate contracts is recognized as services are performed, based on rates specified in the contract. Revenue of fixed fee contracts is recognized as services are performed in ~~accordance with~~ relation to estimated costs to complete procedures specified by the customers in the form of study protocols. Our fixed fee service contracts, which are utilized mainly in our Preclinical segment, vary in term from a few days to greater than a year, with the majority of such contracts having a term of less than six months. On a monthly basis, management reviews the costs incurred and services provided to date on these contracts in relation to the total estimated effort to complete the contract. As a result of the monthly reviews, revisions in estimated effort to complete the contract are reflected in the period in which the change became known. ~~The recognition of service revenue requires management judgments primarily relating to the determination of the level of service procedures performed during the period.~~ These judgments and estimates are not expected to result in a change that would materially affect our reported results. In some cases, a portion of the contract fee is paid at the time the study is initiated. These advances are deferred and recognized as revenue as services are performed. Conversely, in some cases, revenue is recorded based on the level of service performed in advance of billing the customer with the offset to unbilled revenue. ~~This revenue is recorded as unbilled sales.~~ As of December 31, 2005, we had recorded unbilled revenue of $56.6 million and deferred revenue of $116.3 million in our consolidated balance sheet based on the difference between the estimated level of services performed and the billing arrangements defined by our service contracts.

Comment No. 2

Liquidity and Capital Resources, page 39

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com

(a) Please provide to us, in disclosure-type format, your calculation of days sales in accounts receivable for the years ended December 31, 2005 and December 25, 2004, as we are unable to reconcile to the disclosed figures of 33 and 32 days based on the information in your accompanying financial statements.

Response to Comment No. 2(a)

In response to the Staff’s comments, the Company notes that the calculation of days sales in accounts receivable for the years ended December 31, 2005 and December 25, 2004 were 33 and 32 days, respectively. This calculation is derived from the quotient of (1) the Company’s determination of “Adjusted Accounts Receivable” divided by (2) the sales for the month of December and multiplied by (3) the number of days in the month of December. (i.e., Days Sales Outstanding = (Adjusted Accounts Receivable/Month of December Sales) * (# Days in the Month of December)).

The Company defines “Adjusted Accounts Receivable” as the sum of (1) trade accounts receivable and (2) unbilled accounts receivable less (3) deferred revenue. The number of days for the month ended December 31, 2005 and December 25, 2004 are 42 and 35, respectively, as the Company’s year-end is based on a five-week final month ending on the last Saturday of the calendar year; however, once every seven years there is a six-week final month, which occurred in fiscal 2005. Accordingly, the calculations for days sales outstanding were determined as follows:

($ in thousands)	2005	2004

Trade Receivables	149,225	155,549

Unbilled Receivables	56,566	50,082

Deferred Revenue	(116,302)	(117,490)

Adjusted Accounts
Receivable	89,489	88,141

Sales for the Month of
December	112,214	95,206

# Days in the Month of
December	42	35

Days Sales Outstanding	33	32

In response to the Staff’s comments, the Company has prepared the following proposed alternative language regarding its days sales outstanding to be reflected in our future Liquidity and Capital Resources disclosure. The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com

Net cash provided by operating activities in 2005 and 2004 was $237.4 million and $184.8 million, respectively. The increase in cash provided by operations was primarily due to the acquisition of Inveresk as well as improvements in other businesses which increased net income. Our days sales outstanding increased to 33 days as of December 31, 2005, from 32 days as of December 25, 2004. Our days sales outstanding includes deferred revenue as an offset to accounts receivable in the calculation. During 2005, our pension was a $9.4 million use of funds due to increased funding.

(b) Please also tell us why your net accounts receivable remained relatively consistent year-over-year in relation to your net sales revenue, which increased by approximately 46%.

Response to Comment No. 2(b)

In response to the Staff’s comments, the Company notes that the primary driver of the Company’s year-over-year sales increase was our acquisition of Inveresk Research Group, Inc. in October 2004. As a result, the Company reported a full 12 months of Inveresk-related sales in 2005 but only two months of Inveresk-related sales in 2004. With respect to relatively consistent net accounts receivable balance year over year, the Inveresk net accounts receivable balances are included in both the 2005 and 2004 balances.

Comment No. 3

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Inventory, page 50

Please clarify, in disclosure-type format, your accounting policy for costs for small animals. It appears those costs would also go through inventory and cost of sales.

Response to Comment No. 3

In response to the Staff’s comments, the Company has prepared the following proposed alternative note regarding its inventory to be reflected in our future consolidated financial statements. The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

Inventories are stated at the lower of cost, determined principally on the average cost method, or market. The determination of market value involves assessment of numerous factors, including costs to dispose of inventory and estimated selling price. Inventory costs for our small animals are based upon the actual average cost to produce specific models and strains. Costs for large animals are accumulated in inventory by specific animal ~~until the animals are sold~~. Inventory costs for both small and large animals are charged to cost

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com of sales in the period the animals are sold. Reserves are recorded to reduce the carrying value for inventory determined damaged, obsolete or otherwise unsaleable.

     The composition of inventories is as follows:

	December 31,	December 25,
	2005	2004

Raw materials and supplies	$11,064	$9,393
Work in process	5,615	3,431
Finished products	48,591	49,090

Inventories	$65,270	$61,914

Comment No. 4

Revenue Recognition, page 55

You disclose that amounts recognized as unbilled revenue become billable “upon achievement of milestones.” Please clarify, in disclosure-type format, why revenue would be recognized prior to the achievement of milestones.

Response to Comment No. 4

In response to the Staff’s comment, the Company notes that it recognized revenue as services are performed in accordance with the contract. Based on these contracts, the price the customer is to pay is fixed and determinable and collection is reasonably assured. Billings on these contracts occurs at predetermined intervals based on terms stipulated in the contract, which generally do not directly coincide with when services are provided. While the timing of the billings may vary for similar separately negotiated contracts, revenue is consistently recognized based upon services performed.

Accordingly, in response to the Staff’s comments, the Company has prepared the following proposed alternative final paragraph regarding its Revenue Recognition policies to be reflected in our future filings. The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

Deferred and unbilled revenue is recognized in the consolidated balance sheets. In some cases, a portion of the contract fee is paid at the time the study is initiated. These advances are deferred and recognized as revenue as services are performed. Unbilled services are recorded for revenues recognized to date and relate to amounts that are currently unbillable to the customer pursuant to contractual terms. In general, such amounts become billable ~~upon achievement of milestone or~~ in accordance with predetermined payment schedules but recognized as revenue as services are performed.

Comment No. 5

Form 10-Q for the Fiscal Quarter Ended April 1, 2006

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Operations, page 3

You disclose on page 8 that you “initiated actions” to sell Phase II-IV of your Clinical Services business during the first quarter of fiscal 2006. Giving consideration to paragraphs 30 and 41-44 of SFAS No. 144, please tell us why you did not classify the operations related to your Clinical Services business within discontinued operations for the periods ended April 1, 2006 and March 31, 2005 and why you did not classify the related net assets within assets/liabilities held for sale as of March 31, 2006.

Response to Comment No. 5

In response to the Staff’s comments, the Company had determined that based upon the facts that existed as of April 1, 2006, it did not satisfy the criteria of SFAS No. 144 for the classification of our Phase II - IV Clinical Services business as discontinued operations. As of April 1, 2006, the Company had not committed to selling that business. In particular, a number of circumstances and variables remained outstanding (i.e., exploring the market for such a business, potential conditions to close required by buyers) that would have resulted in management deciding to retain the business. As such the sale of the business was not probable since the Company may have decided to retain the business if the market for sale was not deemed appropriate.

     Furthermore, in connection with our response, as requested in the Comment Letter, we hereby acknowledge as follows:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you should have any questions about this letter, please call the undersigned at (978) 658-6000, extension 1225.

Very truly yours,

/s/ Thomas F. Ackerman

Thomas F. Ackerman Corporate Executive Vice President and Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX: 978.658.7132 • www.criver.com